Filed by Eleusis Inc.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Silver Spike Acquisition Corp II
Commission File No.: 001-40182
Date: January 20, 2022

The following communication was posted on YouTube by Eleusis Holdings Limited on January 20, 2022 and is available at: https://www.youtube.com/watch?v=zF9oa4elXXc:

Shlomi Raz: The pandemic accelerated an already growing societal crisis that cuts across millions of people’s work and home lives:  major depressive disorder.

Shlomi Raz Voiceover: There are 300 million people worldwide living with depression, making it the number one cause of disability. With one trillion dollars lost in productivity. Worst of all, those suffering from depression are at a far, far great risk of suicide.

Shlomi Raz: And even the best current medicines leave many patients feeling that they simply aren’t themselves, and are unable to fully experience life the way they wish to.

For millions, even the best treatments today just aren’t good enough.

Shlomi Raz Voiceover: Depression is a mainstream, everyday problem, and it deserves a mainstream, everyday solution.

Shlomi Raz: Eleusis is working to make this solution a reality

Shlomi Raz Voiceover: The potential of psychedelics as a drug therapy has in recent years been hailed as a revolutionary, clinical mental health breakthrough, and may offer a different approach to managing depression than conventional antidepressants.

Neiloufar Family: At Eleusis we’re developing new psilocybin-based therapies that we believe could fully integrate into the modern insurance-supported health care system.

Neiloufar Family Voiceover: University research has shown encouraging evidence of safety and efficacy for psychedelics in a clinical context, and they may also be free of the side effects and personality muting effects of conventional antidepressants

Shlomi Raz: But up to this point, despite the apparent promise, there has been limited progress in developing a formulation and method of delivery that is practical for millions of people to benefit from this new application of psychedelics.

Shlomi Raz Voiceover: Recently completed third-party clinical trials of psilocybin tested a “one-size-fits-all” approach in which patients underwent a 6 hour session, monitored by multiple medical staff, with a formulation that made it difficult to manage dosing.

Shlomi Raz: Patients showed benefits. But the overall approach had severe limitations from a time, cost and care delivery perspective. Simply put? We believe the world is only halfway to this new potential medicine.

Neiloufar Family Voiceover: Eleusis aims to change this and truly transform psychedelics into modern medicines.

The Eleusis’ team has focused on inventing a more practical solution designed to address the issues around making these compounds more convenient, personalized and affordable.

Neiloufar Family: At Eleusis we’ve been preparing for this moment for almost a decade. Our lead drug candidate is ELE-Psilo, a 2nd-generation class of psilocybin designed to be administered through a 20-minute IV infusion with the potential to offer a consistent, controlled and convenient experience for patients.

Charles Nichols: In developing ELE-PSILO, we hope to eliminate the variability associated with oral formulations of psilocybin and thereby ensure that each patient would receive the appropriate dose every time they are treated.

Neiloufar Family: With this approach, we not only aim to offer a safer treatment strategy, but one that is more broadly accessible.

David Nichols: ...we are aiming to ultimately provide patients with a shorter and more predictable treatment experience.

Neiloufar Family: We are developing ELE-Psilo to be administered in as little as two hours.

Shlomi Raz: To accelerate our ability to bring breakthrough medicines to market, we’re merging with a special purpose acquisition company, or SPAC: Silver Spike Acquisition Corp II.

Scott Gordon: Silver Spike is one of the pioneers of investing in alternative plant-based medicines such as cannabis. We’ve identified the therapeutic development of psychedelics as a compelling new investment frontier. In general, we focus on companies that have the potential to accelerate the mainstreaming of emerging trends. This is the appeal of Eleusis.

David Nichols: I really believe ELE-Psilo could accelerate the transformation of psychedelics into practical medicines. When I started my research career more than 50 years ago, I could have never imagined where we would be now, and frankly, I’m very excited about how fast things are moving forward.

Shlomi Raz: Welcome to the clinical evolution of psychedelics.

Welcome to Eleusis.